EXHIBIT 99.2

EXECUTION COPY

NOMAD ROYALTY COMPANY LTD.

Common Shares

EQUITY DISTRIBUTION AGREEMENT

June 22, 2021

Cormark Securities Inc.
Royal Bank Plaza, North

Tower 200 Bay Street,

Suite 1800 P.O. Box 63

Toronto, ON M5J 2J2

Canaccord Genuity Corp.
161 Bay Street, Suite 3000

Toronto, ON M5J 2S1

Haywood Securities Inc.
Bay Wellington Tower, Brookfield Place

181 Bay Street, Suite 2910

Toronto, ON M5J 2T3

iA Private Wealth Inc.
700-26 Wellington St. E.

Toronto, ON M5E 1S2

Raymond James Ltd.
40 King Street West, 54th Floor

Toronto, ON M5H 3Y2

Ladies and Gentlemen:

Nomad Royalty Company Ltd., a corporation governed by the Canada Business Corporations Act (the “Company”), confirms its agreement (this “Agreement”) with Cormark Securities Inc., Canaccord Genuity Corp., Haywood Securities Inc., iA Private Wealth Inc., and Raymond James Ltd. (the “Agents”) with respect to the issuance and sale from time to time by the Company of shares (the “Shares”) of the Company’s common shares with no par value per share (the “Common Shares”) having an aggregate offering price of up to US$50 million (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Common Shares are sold) (the “Maximum Amount”) through or to the Agents, as sales agents, on the terms and subject to the conditions set forth in this Agreement.

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The Company has prepared and filed (i) with the securities regulatory authorities in each of the provinces in Canada a preliminary short form base shelf prospectus dated September 23, 2020 (in both English and French languages) (the “Preliminary Base Shelf Prospectus”), and (ii) with the securities regulatory authorities in each of the provinces in Canada a final short form base shelf prospectus dated September 30, 2020 (in both English and French languages) (the “Final Base Shelf Prospectus”), in respect of an aggregate of up to C$300,000,000 (or the equivalent thereof in any other currency or currencies at the time of issue) of (i) common shares, (ii) preference shares, (iii) subscription receipts, (iv) warrants, (v) senior or subordinated secured or unsecured debt securities and (vi) units comprised of one or more of common shares, warrants or any other combination of securities (collectively, the “Shelf Securities”) in each case in accordance with Canadian Securities Laws (as defined herein). For greater certainty, all references to Final Base Shelf Prospectus herein include all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, including but not limited to, all Designated News Releases (as defined herein). The Autorité des marchés financiers (the “Reviewing Authority”) is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and Regulation 11‑102 respecting Passport System in Québec, and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions and Regulation 11‑202 respecting Process for Prospectus Reviews in Multiple Jurisdictions in Québec in respect of the Shelf Securities and the offering of the Shares. The Reviewing Authority has issued receipts evidencing that receipts have been issued on behalf of itself and the other Canadian Qualifying Authorities, as applicable, for the Preliminary Base Shelf Prospectus and the Final Base Shelf Prospectus (the “Receipts”). The term “Canadian Qualifying Authorities” means the securities regulatory authorities in each of the provinces of Canada, and the term “Canadian Qualifying Jurisdictions” means each of the provinces of Canada. The term “Canadian Securities Laws” means the applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities, including National Instrument 44-101 – Short Form Prospectus Distributions and Regulation 44‑101 respecting Short Form Prospectus Distribution in Québec (collectively, “NI 44‑101”), National Instrument 44-102 – Shelf Distributions and Regulation 44‑102 respecting Shelf Distributions in Québec (collectively, “NI 44-102”). As used herein, a “Designated News Release” means a news release disseminated by the Company in respect of previously undisclosed information that, in the Company’s determination, constitutes a material fact (as such term is defined in Canadian Securities Laws) and identified by the Company as a “designated news release” in writing on the face page of the version of such news release that is filed by the Company on the System for Electronic Document Analysis and Retrieval (“SEDAR”) in Canada. As used herein, “Prospectus Supplement” means the most recent prospectus supplement (in both the English and French languages) to the Final Base Shelf Prospectus relating to the Common Shares filed by the Company with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws. As used herein, “Prospectus” means the Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws) together with the Final Base Shelf Prospectus. The Prospectus Supplement shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference in the Final Base Shelf Prospectus.

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Any reference herein to the Final Base Shelf Prospectus, the Prospectus Supplement or the Prospectus or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Final Base Shelf Prospectus, the Prospectus Supplement or the Prospectus shall be deemed to refer to and include the filing or furnishing of any document with or to the Canadian Qualifying Authorities on or after the date of the Final Base Shelf Prospectus, the Prospectus Supplement or the Prospectus, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Final Base Shelf Prospectus, the Prospectus Supplement and the Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction pursuant to SEDAR.

All references in this Agreement to financial statements and other information which is “described,” “contained,” “included” or “stated” in the Final Base Shelf Prospectus or the Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Prospectus.

The Company confirms its agreement with the Agents as follows:

1. Sale and Delivery of the Shares.

(a) Agency Transactions. On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company and the Agents agree that the Company may issue and sell through the Agents, as sales agents for the Company, the Shares (an “Agency Transaction”) as follows:

(i) The Company may, from time to time, propose to the applicable Agent the terms of an Agency Transaction by means of a telephone call (confirmed promptly by electronic mail in a form substantially similar to Exhibit A hereto (an “Agency Transaction Notice”)) from at least two of the individuals listed as authorized representatives of the Company on Schedule 1 hereto (each, an “Authorized Company Representative”), such proposal to include, among other parameters permitted in accordance with this Agreement: the trading day(s) (each, a “Trading Day”) for the Toronto Stock Exchange (the “TSX”) (which may not be a day on which the TSX is closed or scheduled to close prior to its regular weekday closing time) on which the Shares are to be sold; the maximum number or value of Shares that the Company wishes to sell in the aggregate and on each Trading Day; and the minimum price at which the Company is willing to sell the Shares (the “Floor Price”). The Agency Transaction Notice shall be effective upon delivery to the applicable Agent unless and until (A) the applicable Agent declines to accept the terms contained therein or does not confirm promptly in accordance with Section 1(a)(ii), (B) the entire amount of the Shares under the Agency Transaction Notice have been sold, (C) the Company suspends or terminates the Agency Transaction Notice in accordance with the notice requirements set forth in Section 1(a)(vi) or Section 7, as applicable, (D) the Company issues a subsequent Agency Transaction Notice with parameters superseding those on the earlier Agency Transaction Notice or (E) this Agreement has been terminated under the provisions of this Agreement. Notwithstanding the foregoing, the Company may not deliver an Agency Transaction Notice to an Agent if the Company has delivered an Agency Transaction Notice which remains in effect to another Agent, unless the Company has terminated the prior Agency Transaction Notice in accordance with the notice requirements set forth in Section 1(a)(vi). The terms of an Agency Transaction shall be proposed to, and each Agency Transaction Notice shall be addressed to, the respective individuals from the applicable Agent set forth on Schedule 1 hereto (the “Authorized Agent Representatives”).

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(ii) If such proposed terms for an Agency Transaction are acceptable to the applicable Agent, it shall promptly confirm the terms by countersigning the Agency Transaction Notice for such Agency Transaction and emailing it to the Authorized Company Representatives which delivered such Agency Transaction Notice.

(iii) Subject to the terms and conditions hereof, the applicable Agent shall, severally and not jointly, use its commercially reasonable efforts to sell all of the Shares designated in, and subject to the terms of, such Agency Transaction Notice. The applicable Agent shall not sell any Share at a price lower than the Floor Price. The Company acknowledges and agrees with the Agents that (x) there can be no assurance that an Agent will be successful in selling all or any of such Shares or as to the price at which any Shares are sold, if at all, (y) no Agent shall incur liability or obligation to the Company or any other person or entity if they do not sell any Shares for any reason; and (z) no Agent shall be required to purchase Shares on a principal basis pursuant to this Agreement.

(iv) Each of the Agents hereby covenants and agrees that, during the time an Agent receives an Agency Transaction Notice pursuant to Section 1(a)(i) hereof that has not been suspended or terminated in accordance with the terms hereof, such Agent will prudently and actively monitor the market’s reaction to trades made on any marketplace (as such term is defined in National Instrument 21-101 - Marketplace Operation and Regulation 21‑101 respecting Market Operation in Québec) pursuant to this Agreement in order to evaluate the likely market impact of future trades, and that, if such Agent has concerns as to whether a particular sale contemplated by an Agency Transaction Notice may have a significant effect on the market price of the Shares, the applicable Agent will, upon receipt of the applicable Agency Transaction Notice, recommend to the Company against effecting the trade at that time or on the terms proposed. Notwithstanding the foregoing, the Company acknowledges and agrees that the Agents cannot provide complete assurances that any sale will not have a significant effect on the market price of the Shares.

(v) The Agents, severally and not jointly, covenant that the Agents will not (nor will any affiliate thereof or person or company acting jointly or in concert therewith) over-allot Shares in connection with the distribution of Shares in an “at-the-market distribution” (as defined in NI 44-102) or effect any other transactions that are intended to stabilize or maintain the market price of the Shares in connection with such distribution.

(vi) The Company may, acting through at least two Authorized Company Representatives, or the applicable Agent may, upon notice to the other party hereto by telephone (confirmed promptly by electronic mail), suspend an offering of the Shares or terminate an Agency Transaction Notice; provided, however, that such suspension or termination shall not affect or impair the parties’ respective obligations with respect to the Shares sold hereunder prior to the giving of such notice.

(vii) If the terms of any Agency Transaction as set forth in an Agency Transaction Notice contemplate that the Shares shall be sold on more than one Trading Day, then the Company and the applicable Agent shall mutually agree to such additional terms and conditions as they deem necessary in respect of such multiple Trading Days, and such additional terms and conditions shall be binding to the same extent as any other terms contained in the relevant Agency Transaction Notice.

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(viii) The applicable Agent, as sales agent in an Agency Transaction, shall not make any sales of the Shares on behalf of the Company, pursuant to this Agreement, other than by means of ordinary brokers’ transactions in the Canadian Qualifying Jurisdictions (y) that constitute an “at-the-market-distribution” under NI 44-102 and are made in compliance with NI 44-102, including, without limitation, sales made directly on the TSX, or any Canadian marketplace or (z) such other sales of the Shares on behalf of the Company in its capacity as agent of the Company as shall be agreed by the Company and the applicable Agent in writing.

(ix) The compensation to each Agent for sales of the Shares in an Agency Transaction with respect to which such Agent acts as sales agent hereunder shall be as set forth in the Agency Transaction Notice for such Agency Transaction which shall be 2.5% of the gross offering proceeds of the Shares sold in such Agency Transaction. The applicable Agent shall provide written confirmation to the Company (which may be provided by email to at least two of the Authorized Company Representatives) following the close of trading on each Trading Day on which Shares are sold in an Agency Transaction under this Agreement, setting forth (i) the number and the average price of Shares sold on such Trading Day (showing the number and the average price of Shares sold on the TSX or on any other “marketplace”), (ii) the gross offering proceeds received from such sales, (iii) the commission payable by the Company to such Agent with respect to such sales and (iv) the net offering proceeds (being the gross offering proceeds for such sales less the commission payable for such sales) (the “Net Offering Proceeds”).

(x) Settlement for sales of the Shares in an Agency Transaction pursuant to this Agreement shall occur on the second Trading Day (or such earlier day as is industry practice for regular-way trading) following the date on which such sales are made (each such day, a “Settlement Date”). On each Settlement Date, the Shares sold through the applicable Agent in Agency Transactions for settlement on such date shall be issued and delivered by the Company to the applicable Agent against payment by the applicable Agent to the Company of the Net Offering Proceeds from the sale of such Shares. Settlement for all such Shares shall be effected by free delivery of the Shares by the Company or its transfer agent to the applicable Agent’s or its designee’s account (provided that the applicable Agent shall have given the Company written notice of such designee prior to the relevant Settlement Date) at The Canadian Depository for Securities (“CDS”) or by such other means of delivery as may be mutually agreed upon by the parties hereto, which in all cases shall be freely tradable, transferable, registered shares in good deliverable form, in return for payment in same-day funds delivered to the account designated by the Company. If the Company, or its transfer agent (if applicable), shall default on its obligation to deliver the Shares on any Settlement Date, the Company shall (i) hold the applicable Agent harmless against any loss, claim, damage, or expense (including, without limitation, reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and (ii) pay the applicable Agent any commission, discount or other compensation to which it would otherwise be entitled absent such default, provided, however, that without limiting Section 5 herein, with respect to (ii) above, the Company shall not be obligated to pay the applicable Agent any commission, discount or other compensation on any Shares that it is not possible to settle due to: (A) a suspension or material limitation in trading in securities generally on the TSX; (B) a material disruption in securities settlement or clearance services in Canada; or (C) failure by the applicable Agent to comply with its obligations under the terms of this Agreement.

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(xi) The Shares have not been qualified for sale in any jurisdiction other than the Canadian Qualifying Jurisdictions. Accordingly, each Agent agrees that (i) it will not offer or sell Shares in the United States and (ii) it will not, to its knowledge, offer or sell Shares to a person that it knows or has reason to believe is resident in the United States or acting for the account or benefit of a person resident in the United States, or that it knows or has reason to believe intends to reoffer, resell or deliver the Shares to any person in the United States. No advertisement, solicitation, conduct or negotiation directly or indirectly in furtherance of the sale of Shares contemplated hereunder shall be undertaken in the United States by the Company or any Agent.

(b) Maximum Number of Shares. Under no circumstances shall the Company propose to any one of the Agents, or any one of the Agents effect, a sale of Shares in an Agency Transaction pursuant to this Agreement if such sale would (i) cause the aggregate gross sales proceeds of the Shares sold pursuant to this Agreement to exceed the Maximum Amount, (ii) cause the number of Shares sold to exceed the number of shares of Common Shares available for offer and sale under the Prospectus or (iii) cause the number of Shares sold pursuant to this Agreement to exceed the number of Shares authorized from time to time to be issued and sold pursuant to this Agreement by the Company’s board of directors, or a duly authorized committee thereof, and notified to the applicable Agent in writing.

(c) Black-out Periods. Notwithstanding any other provision of this Agreement, no sales of Shares shall take place, the Company shall not request the sales of any Shares and the Agents shall not be obligated to sell or offer to sell any Shares during any period in which the Company’s insider trading or similar policy, as it exists on the date of this Agreement, would prohibit the purchase or sale of Common Shares by persons subject to such policy, or during any other period in which the Company is, or could be deemed to be, in possession of material non-public information with respect to the Company.

(d) Continuing Accuracy of Representations and Warranties. Any obligation of the Agents to use their commercially reasonable efforts to sell the Shares on behalf of the Company as sales agents shall be subject to the continuing accuracy of the representations and warranties of the Company herein, to the performance by the Company of its obligations hereunder and to the continuing satisfaction of the conditions specified in Section 3 of this Agreement.

2. Representations and Warranties of the Company. The Company represents and warrants to, and covenants with, the Agents as follows:

(a) each of the Company and its subsidiaries has been duly incorporated and organized and is validly existing and in good standing under the laws of its jurisdiction of incorporation or continuation, as applicable, and has all requisite power, capacity and authority to carry on its business as now conducted and as currently proposed to be conducted and to own, lease and operate its property and assets. Each of the Company and its subsidiaries is current with all material filings required to be made in all jurisdictions in which it carries on business;

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(b) all of the securities of each subsidiary of the Company are held directly or indirectly by the Company free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims and demands whatsoever, except for the security granted on all of the Company’s assets pursuant to the credit agreement with the Bank of Nova Scotia, Canadian Imperial Bank of Commerce and the Royal Bank of Canada, for a US$50 million revolving credit facility (with an option to increase to US$75 million) (the “Permitted Encumbrances”) and except for Marcus Corporation of which 98.49% of the voting shares are held by the Company, and the Company is entitled, directly or indirectly, to the full beneficial ownership of all such securities in each subsidiary. All of such shares in the capital of each subsidiary have been duly authorized and validly issued and are outstanding as fully paid shares and no person, other than the Company, has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Company or any of its subsidiaries of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of a subsidiary or any other security convertible into or exchangeable for any such shares;

(c) other than the capital stock of its subsidiaries and 122,500 common shares of Minaurum Gold Inc. and 3,000 shares of Compañía Minera Caserones, the Company does not own, directly or indirectly, any shares of stock of any other equity interests or long- term debt securities of any corporation, firm, partnership, joint venture, association or other entity;

(d) the share capital of the Company conforms in all material respects to the description thereof contained in the Prospectus;

(e) the form and terms of the definitive certificates representing the Common Shares have been duly approved and authorized by the Company, and comply in all material respects with all legal requirements relating thereto, including the requirements of the TSX;

(f) the Company has full corporate capacity, power and authority to enter into this Agreement and to perform its obligations set out herein, this Agreement has been duly authorized, executed and delivered by the Company and this Agreement is a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws relating to creditors’ rights generally and except as rights to indemnity may be limited by applicable law;

(g) the Company had at the time of the filing of the Final Base Shelf Prospectus, and now has the necessary corporate power and authority to execute, deliver and file the Final Base Shelf Prospectus and the Prospectus Supplement, as applicable, and all requisite action was, or in the case of the Prospectus Supplement will have been, taken by the Company, as applicable, to authorize the execution, delivery and filing of the Final Base Shelf Prospectus or Prospectus Supplement, as applicable;

(h) the attributes and characteristics of the Shares conform in all material respects to the attributes and characteristics thereof described in the Prospectus;

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(i) the execution, delivery and performance of this Agreement and the performance or the consummation of the transactions contemplated herein do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (or after notice or lapse of time or both would constitute a default under), any contract, commitment, agreement, joint venture instrument, lease or other document, including license agreements to which the Company or any of its subsidiaries is a party or by which any of their property or assets are bound and which is material to the Company and its subsidiaries taken as a whole (each a “Material Contract”), which breach, violation or default or the consequences thereof, individually or in the aggregate, would have a material adverse effect on the Company and its subsidiaries (taken as a whole), nor will such action conflict with or result in any breach or violation of the provisions of the constating documents or resolutions of the Company or any of its subsidiaries or any statute, rule, regulation, judgment, decree or order applicable to the Company or any of the subsidiaries or the property or assets of the Company or any of the subsidiaries which breach or violation or the consequences thereof would, individually or in the aggregate, have a material adverse effect on the Company and its subsidiaries (taken as a whole);

(j) to the knowledge of the Company, no securities commission, stock exchange or comparable authority has issued any order requiring trading in any of the Company’s securities to cease, preventing or suspending the use of the Final Base Shelf Prospectus, the Prospectus Supplement or any amendment thereto or preventing the distribution of the Shares in any Canadian Qualifying Jurisdiction nor has instituted proceedings for any of such purposes and, to the knowledge of the Company, no such proceedings are pending or contemplated;

(k) as of the date of this Agreement, the Company has authorized share capital consisting of an unlimited number of Common Shares and an unlimited number of preference shares, of which 56,646,501 Common Shares and nil preference shares are currently issued and outstanding;

(l) other than pursuant to the Company’s share option plan, the share unit plan and the deferred share unit plan (collectively, the “Equity Compensation Plans”), the Investor Rights Agreement (as such term is defined in the Final Base Shelf Prospectus), the Deferred Payment (as such term is defined in the Prospectus Supplement) and the common share purchase warrants of the Company issued as of the date of this Agreement, no person, firm, corporation or other entity has (i) any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Company of any unissued shares of the Company or other equity interests of the Company; or (ii) any pre-emptive rights, resale rights, rights of first refusal or other rights to purchase any shares of the Company or other equity interests in the Company;

(m) no consent, approval, authorization, order, permit, license, filing, regulation, clearance or qualification of any court or governmental agency, body or regulator is required in connection with the transactions contemplated by this Agreement except such as have been obtained under Canadian Securities Laws, the rules of the TSX or under any other applicable securities laws;

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(n) neither the Company nor any of its subsidiaries is in breach or violation of or in default under (nor has any event occurred which, with notice, lapse of time or both, would result in any breach or violation of, constitute a default under or give the holder of any indebtedness (or person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a part of such indebtedness under): (i) any material requirement of any statute, rule or regulation applicable to the Company or any of its subsidiaries including, without limitation, the Canadian Securities Laws and the by-laws, rules and regulations of the TSX; (ii) the constating documents or by-laws of the Company or any of its subsidiaries or resolutions of the directors or shareholders of the Company or any of its subsidiaries; (iii) any Material Contract other than any defaults which have been waived by the relevant parties; or (iv) any judgment, decree or order applicable to the Company or any of its subsidiaries or the property or assets of the Company or any of its subsidiaries;

(o) the Company and its subsidiaries have good and marketable title to all real property owned by them and good title to all other properties owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except (i) the Permitted Encumbrances (ii) such as are described in the Prospectus or (iii) such as do not, singly or in the aggregate, materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company or any of its subsidiaries. All of the leases and subleases material to the business of the Company and its subsidiaries, considered as one enterprise, and under which the Company or any of its subsidiaries holds properties described in the Prospectus, are in full force and effect, and neither the Company nor any such subsidiary has any notice of any material claim of any sort that has been asserted by anyone adverse to its rights under any of the leases or subleases mentioned above or affecting or questioning its rights to the continued possession of the leased or subleased premises under any such lease or sublease;

(p) the Company does not have any information or knowledge of any fact relating to any of its royalty, streaming or other interests in any mining or development projects identified as “material properties” in the Prospectus (the “Material Interests”), which might reasonably be expected to materially and adversely affect the business operations or condition (financial or otherwise) or prospects of the Company and its subsidiaries, taken as a whole. The Company does not have any knowledge that (i) any owner / operator (an “Operator”) of a property which is subject to a Material Interest (a “Material Third Party Property”) does not hold all requisite licenses, registrations, qualifications, permits and consents necessary or appropriate for carrying on its respective business as currently carried on with respect to the Material Third Party Property and that such licenses, registrations, qualifications, permits and consents are invalid and are not subsisting and in good standing in accordance with applicable laws; and (ii) any Operator has received any notice of proceedings relating to the revocation or adverse modification of any material mining license, registration, qualification or permit, or that any Operator has received notice of the revocation or cancellation of, or any intention to revoke or cancel, any mining rights, exploration or prospecting rights, concessions or licenses with respect to any Material Third Party Property.

(q) all Material Interests are completely and accurately described in all material respects in the Prospectus;

(r) except as set out in the Prospectus, the Company and each of its subsidiaries have all necessary licenses, permits, authorizations, consents and approvals and have made all necessary filings required under any applicable law, regulation or rule, and have obtained all necessary licenses, permits, authorizations, consents and approvals from other persons, in order to conduct the Company’s material business and consummate the transactions contemplated herein and neither the Company nor its subsidiaries are in violation of, or in default under, or has received valid notice of any proceedings relating to revocation or modification of, any such license, authorization, consent or approval or any provincial, federal, municipal, state, local or foreign law, regulation or rule or of any decree, order or judgment applicable to the Company or its subsidiaries; except as has been disclosed in the Prospectus;

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(s) the outstanding Common Shares are listed on the TSX and the Company is not in material default of any of the listing requirements of the TSX applicable to the Company. Computershare Investor Services Inc. at its principal office in the City of Montreal, Québec has been appointed registrar and transfer agent for the Common Shares;

(t) all scientific and technical information set forth in the Prospectus, including in any documents incorporated by reference therein, relating to the Material Interests has been reviewed as required under National Instrument 43-101 – Standards of Disclosure for Mineral Properties and Regulation 43‑101 respecting Standards of Disclosure for Mineral Properties in Québec (collectively, “NI 43-101”), and all such information has been prepared in accordance with Canadian industry standards set forth in NI 43-101 and, to the knowledge of the Company, there have been no material changes to such information since the date of delivery or preparation thereof, except as disclosed in the Prospectus;

(u) the minute books and records of the Company made available to counsel for the Agents in connection with their due diligence investigation of the Company for the period from the date of the reverse takeover transaction completed by the Company on May 27, 2020 (the “RTO”) to the date of this Agreement are all of the minute books and records of the Company from the date of the RTO to present and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Company to the date of review of such corporate records and minute books and there have been no other material meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Company to the date of this Agreement not reflected in such minute books and other records;

(v) the Company maintains casualty insurance for all of its operations; and all of the policies in respect of such insurance are in amounts and on terms that in the view of the Company’s management are reasonable for operations such as these, and are in good standing in all respects and not in default in any respect;

(w) the unaudited condensed interim financial statements as at and for the three months ended March 31, 2021 and 2020 of the Company (the “Interim Financial Statements”) and the audited annual financial statements of the Company for the years ended December 31, 2020 and December 31, 2019, including the schedules thereto, the auditors’ reports thereon and the notes in respect thereof (the “Annual Financial Statements” and, together with the Interim Financial Statements, the “Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and the information and statements set forth in the Financial Statements did not contain any misrepresentations as of the respective dates of such information or statements;

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(x) the Financial Statements fairly present the financial position and condition of the Company and its subsidiaries, as at the dates thereof and for the periods indicated, and reflects all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Company and its subsidiaries, as at the dates thereof, which are required to be disclosed in accordance with IFRS consistently applied;

(y) there are no “significant acquisitions” or “significant probable acquisitions” for which the Company is required, pursuant to applicable Canadian Securities Laws to include additional financial disclosure in the Prospectus;

(z) the Company and each of its subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(aa) except as disclosed in the Prospectus, neither the Company nor its subsidiaries have any loans or other indebtedness currently outstanding to or from any of its shareholders, officers, directors or employees or any other person not dealing at arm’’s length with the Company or its subsidiaries, other than inter-company loans, if any, between the Company and its subsidiaries;

(bb) none of the Company nor its subsidiaries has guaranteed or agreed to guarantee any material debt, liability or other obligation of any kind whatsoever of any person, firm or corporation whatsoever (other than the Company or any subsidiary thereof), other than as disclosed in the Prospectus;

(cc) except as disclosed in the Prospectus, since the date of the RTO, there has not been any adverse material change of any kind whatsoever in the financial position or condition of the Company, or its subsidiaries or any damage, loss or other change of any kind whatsoever in circumstances materially affecting their respective business, affairs, capital, prospects or assets, or the right or capacity of the Company or its subsidiaries to carry on its business;

(dd) the directors and officers of the Company and the Equity Compensation Plans are as disclosed in all material respects in the Prospectus;

(ee) all Material Contracts of the Company (to which it or a subsidiary is a party to) other than those entered into in the ordinary course of its business as presently conducted have been disclosed in the Prospectus as required by applicable Canadian Securities Laws and neither the Company nor its subsidiaries has approved, entered into any binding agreement in respect of, or has any knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Company or its subsidiaries, whether by asset sale, transfer of shares or otherwise, other than in the ordinary course of business or as disclosed in the Prospectus;

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(ff) there are no material amendments to the Material Contracts that have been, or to the knowledge of the Company, are proposed to be, or are required to be, made other than have been disclosed in the Prospectus as required by applicable Canadian Securities Laws;

(gg) all material tax returns, reports, elections, remittances, filings, withholdings and payments of the Company and its subsidiaries required by law to have been filed or made, have been filed or made (as the case may be) and are substantially true, complete and correct in all material respects and all taxes owing by the Company as at December 31, 2020 have been paid or accrued in the Financial Statements;

(hh) the Company and its subsidiaries have been assessed for all applicable taxes and have received all appropriate refunds, made adequate provision for taxes payable for all subsequent periods and the Company is not aware of any material contingent tax liability of the Company or any subsidiary not adequately reflected in the Financial Statements;

(ii) no examination of any tax return of the Company or any material subsidiary is currently in progress and there are no material issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable by the Company or any subsidiary. There are no agreements, waivers or other arrangements with any taxation authority providing for an extension of time for any assessment or reassessment of taxes with respect to the Company or any material subsidiary;

(jj) there are no material actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding or, to the Company’s knowledge, pending, threatened against or affecting the Company or the subsidiaries, or to the Company’s knowledge, their respective directors or officers at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever and, to the Company’s knowledge, there is no basis therefor;

(kk) except as disclosed in the Prospectus or would not, singly or in the aggregate, be reasonably expected to result in a material adverse effect, (i) neither the Company nor any of its subsidiaries are in violation of any federal, state, provincial, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (ii) the Company and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (iii) there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its subsidiaries and (iv) there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental entity, against or affecting the Company or any of its subsidiaries relating to Hazardous Materials or any Environmental Laws;

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(ll) there has been no security breach or other compromise of or relating to any of the Company’s information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, “IT Systems and Data”) and (i) the Company has not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to their IT Systems and Data; (ii) the Company is presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, have a material adverse effect; and (iii) the Company has implemented backup and disaster recovery technology consistent with industry standards and practices.

(mm) (i) the Company’s auditors are independent public accountants as required under applicable Canadian Securities Laws and there has never been a reportable event (within the meaning of National Instrument 51-102 or Regulation 51‑102 respecting Continuous Disclosure Obligations in Québec (collectively, “NI 51-102”)) between the Company and such auditors; and (ii) there has never been any event which has led the Company’s auditors to threaten to resign as auditors;

(nn) the Company has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder’s fees, agents’ commission or other forms of compensation with respect to the transactions contemplated herein for which the Company will have any liability or obligation, except as disclosed in the Prospectus;

(oo) the operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the money laundering statutes of Canada, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any foreign or domestic governmental authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court of governmental authority or any arbitrator non-Governmental Authority involving the Company with respect to the Money Laundering Laws is, to the best knowledge of the Company, pending or threatened;

(pp) neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries has made any payment of funds out of the Company or any material subsidiary or received or retained funds in violation by such persons of any applicable law, rule or regulation prohibiting the payment of undisclosed commissions or bonuses or the making of bribe or incentive payments or other arrangements of a similar nature, such as the Corruption of Foreign Public Officials Act (Canada) and any similar law of any other jurisdiction applicable to the Company or its subsidiaries;

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(qq) no material labour dispute with the employees of the Company or any material subsidiary currently exists or, to the knowledge of the Company and the subsidiaries, is imminent;

(rr) neither the Company nor any of its subsidiaries is engaged in any unfair labour practice and (i) there is (A) no unfair labour practice complaint pending or, to the Company’s knowledge, threatened against the Company or any of its subsidiaries before any labour relations board, and no grievance or arbitration proceeding arising out of or under collective bargaining agreements is pending or, to the Company’s knowledge, threatened, (B) no strike, labour dispute, slowdown or stoppage is pending or, to the Company’s knowledge, threatened against the Company or any of its subsidiaries; and (C) no union representation dispute currently existing concerning the employees of the Company or any of its subsidiaries, (ii) to the Company’s knowledge, no union organizing activities are currently taking place concerning the employees of the Company or any of its subsidiaries; and (iii) there has been no violation of any provincial, federal, municipal, state, local or foreign law relating to discrimination in the hiring, promotion or pay of employees, any applicable wage or hour laws concerning the employees of the Company or any of its subsidiaries;

(ss) the Company has no pension, retirement or similar plans relating to the current or former employees, officers or directors of the Company or any of its subsidiaries, whether written or oral;

(tt) except as disclosed in the Prospectus, no person is entitled to royalties or other interests in any revenue of the Company or any of its subsidiaries whether derived from the utilization of any intellectual or proprietary information or equipment of the Company or any of its subsidiaries or otherwise;

(uu) other than employment agreements with the Company’s executive officers and senior management the Company is not a party to any contracts of employment which may not be terminated on one month’s notice or which provide for payments occurring on a change of control of the Company;

(vv) neither the Company nor, to the Company’s knowledge, any of its securityholders, is a party to any unanimous shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of the Company other than as disclosed in the Prospectus;

(ww) no subsidiary is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such material subsidiary’s capital stock, from repaying to the Company any loans or advances to such subsidiary from the Company or from transferring any of such subsidiary’s property or assets to the Company or any other material subsidiary of the Company; and

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(xx) the Company is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Canadian Qualifying Jurisdictions and the entering into of this Agreement will not cause the Receipts to no longer be effective. Any amendment or supplement to the Prospectus required by this Agreement will be so prepared and filed by the Company. No order preventing or suspending the use of the Prospectus has been issued by any Canadian Qualifying Authority. The Prospectus, at the time of filing thereof with the Canadian Qualifying Authorities, complied in all material respects and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws. The Prospectus, as amended or supplemented, as of its date, did not and, as of each Time of Sale (as defined herein) and Settlement Date, if any, will not contain any untrue statement of a material fact and will not omit to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it is made and, constitutes full, true and plain disclosure of all material facts relating to the Company and the securities to be issued and/or transferred pursuant to this Agreement and complies with applicable Canadian Securities Laws. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Agents furnished to the Company in writing by or on behalf of the Agents expressly for use therein. The Company has delivered to the Agents a conformed copy of the Prospectus, as amended or supplemented, at such places as the Agents have reasonably requested. “Time of Sale” means the time of the applicable Agent’s initial entry into contracts with investors for the sale of such Shares.

Any certificate signed by any officer of the Company and delivered to the Agents or to counsel for the Agents shall be deemed a representation and warranty by the Company, as the case may be, to the Agents as to the matters covered thereby.

3. Agreements of the Company. The Company covenants and agrees with the Agents as follows:

(a) Prospectus Amendments. After the date of this Agreement and until the completion of the sales contemplated hereunder, (i) the Company will notify the Agents promptly of the time when any amendment to the Final Base Shelf Prospectus has been filed with any Canadian Qualifying Authority and where a receipt has been issued therefor or any subsequent supplement to the Prospectus has been filed (each, an “Amendment Date”) and of any request by any Canadian Qualifying Authority for any amendment or supplement to the Prospectus or for additional information; (ii) the Company will file promptly all other material required to be filed by it with the Canadian Qualifying Authorities; (iii) the Company will submit to the Agents a copy of any amendment or supplement to the Prospectus (other than a copy of any documents incorporated by reference into the Prospectus) within a reasonable period of time before the filing thereof and will afford the Agents and the Agents’ counsel a reasonable opportunity to comment on any such proposed filing prior to such proposed filing; and (iv) the Company will furnish to the Agents at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Prospectus (provided that the Company shall not be required to deliver documents or information incorporated by reference into the Prospectus if such documents are accessible from SEDAR) and the Company will cause each amendment or supplement to the Prospectus to be filed with the Canadian Qualifying Authorities as required pursuant to NI 44-101 and NI 44-102 (the “Canadian Shelf Procedures”) or, in the case of any document to be incorporated therein by reference, to be filed with the Canadian Qualifying Authorities as required pursuant to the Canadian Securities Laws, within the time period prescribed.

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(b) Notice of Stop Orders. The Company will advise the Agents, promptly after it receives notice thereof, of the issuance by the Canadian Qualifying Authorities of any stop order or of any order preventing or suspending the use of the Prospectus or other prospectus in respect of the Shares, of the suspension of the qualification of the Shares for offering or sale in the Canadian Qualifying Jurisdictions, of the initiation or threatening of any proceeding for any such purpose or of any request by the Canadian Qualifying Authorities for the amending or supplementing of the Prospectus or for additional information relating to the Shares. If there is an Agency Transaction Notice that has been issued by the Company that has not been suspended or terminated in accordance with the notice requirements set forth in Section 2 or Section 6, as applicable, the Company will use its reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectus or other prospectus in respect of the Shares or the suspension of any qualification for offering or sale in the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Company will use its reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible. If there is no such outstanding Agency Transaction Notice, then, if, in the Company’s determination and at the Company’s sole discretion, it is necessary to prevent the issuance of any stop order or have a stop order lifted, the Company will use its reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectus or other prospectus in respect of the Shares, or the suspension of any qualification for offering or sale in the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible.

(c) Subsequent Changes. Within the time during which a prospectus relating to the Shares is required to be delivered by the Agents under Canadian Securities Laws (disregarding, for such purpose, Section 9.2(1) of NI 44-102), the Company will comply in all material respects with all requirements imposed upon it by Canadian Securities Laws, as appropriate and as from time to time in force, and will file or furnish on or before their respective due dates all reports and filings required to be filed or furnished by it with the Canadian Qualifying Authorities pursuant to the Canadian Securities Laws. If during such period any event occurs as a result of which the Prospectus as then amended or supplemented would include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Prospectus to comply with the Canadian Securities Laws, the Company will promptly notify the Agents to suspend the offering of Shares during such period and, if, in the Company’s determination and at the Company’s sole discretion, it is necessary to file an amendment or supplement to the Prospectus to comply with the Canadian Securities Laws, the Company will promptly prepare and file with the Canadian Qualifying Authorities such amendment or supplement as may be necessary to correct such statement or omission or to make the Prospectus comply with such requirements, and the Company will furnish to the Agents such number of copies of such amendment or supplement as the Agents may reasonably request.

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(d) Delivery of Prospectus. The Company will furnish to the Agents and their counsel (at the expense of the Company) copies of the Prospectus (including all documents incorporated by reference therein) and all amendments and supplements to the Prospectus that are filed with the Canadian Qualifying Authorities during the period in which a prospectus relating to the Shares is required to be delivered under Canadian Securities Laws (disregarding, for such purpose, Section 9.2(1) of NI 44-102), including all documents filed with the Canadian Qualifying Authorities during such period that are deemed to be incorporated by reference therein, in each case as soon as reasonably practicable and in such quantities as the Agents may from time to time reasonably request provided, however, the Company shall not be required to furnish any documents to the Agents that are available on SEDAR.

(e) Company Information. The Company will furnish to the Agents such information in its possession as is reasonably requested by the Agents as necessary or appropriate to fulfil their obligations as agents pursuant to this Agreement and Canadian Securities Laws.

(f) Material Non-public Information. The Company covenants that it will not issue an Agency Transaction Notice to the Agents in accordance with Section 1 hereof if the Company is in possession of material non-public information regarding the Company and its subsidiaries, taken as a whole, or the Shares.

(g) Reimbursement of Certain Expenses. Whether or not any of the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Company shall pay, or reimburse if paid by the Agents all costs and expenses incident to the performance of the obligations of the Company under this Agreement, including, without limitation, costs and expenses of or relating to (i) the preparation, printing and filing of the Prospectus and any amendment or supplement to the Prospectus, (ii) the preparation and delivery of certificates representing the Shares, (iii) the printing of this Agreement, (iv) furnishing (including costs of shipping, mailing and courier) such copies of the Prospectus, and all amendments and supplements thereto, as may be requested for use in connection with the offering and sale of the Shares by the Agents, (v) the listing of the Shares on the TSX, (vi) any filings required to be made by the Agents with the Canadian Qualifying Authorities, and the fees, disbursements and other charges of counsel for the Agents in connection therewith, (vii) counsel to the Company, (viii) CDS and any other depositary, transfer agent or registrar for the Shares, (ix) the marketing of the offering of the Shares by the Company, including, without limitation, all costs and expenses of commercial airline tickets, hotels, meals and other travel expenses of officers, employees, agents and other representatives of the Company, (x) all reasonable out-of-pocket fees, disbursements and other charges of the Agents incurred in connection with this Agreement, the Prospectus and the offering of the Shares including without limitation, the fees and disbursements of counsel to the Agents (to a maximum of C$75,000, exclusive of taxes and disbursements, plus an additional C$7,500, exclusive of taxes and disbursements, per fiscal quarter in connection with subsequent Representation Dates hereunder) provided that any single expense greater than C$7,500 shall require the prior approval of the Company and (xii) all fees, costs and expenses for consultants used by the Company in connection with the offering of the Shares.

(h) Use of Proceeds. The Company shall apply the net proceeds from the offering and sale of the Shares to be sold by the Company in the manner set forth in the Prospectus under “Use of Proceeds” and the Company does not intend to use any of the proceeds from the sale of the Shares to repay any outstanding debt owed to the Agents or any affiliate of the Agents.

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(i) Change of Circumstances. During the term of this Agreement, the Company will, at any time during a fiscal quarter in which the Company intends to deliver an Agency Transaction Notice to the Agents to sell Shares, advise the Agents promptly after it has received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided to the Agents pursuant to this Agreement.

(j) Due Diligence Cooperation. The Company shall reasonably cooperate with any reasonable due diligence review requested by the Agents or their counsel from time to time in connection with the transactions contemplated hereby or any Agency Transaction Notice, including, without limitation, (i) prior to the open of trading on each intended purchase date and any Time of Sale or Settlement Date, making available appropriate corporate officers of the Company and, upon reasonable request, representatives of the accountants for the Company and an update on diligence matters with representatives of the Agents and their counsel and (ii) at each Representation Date (as defined herein) or otherwise as the Agents may reasonably request, providing information and making available documents and appropriate corporate officers of the Company and representatives of the accountants for the Company for one or more due diligence sessions with representatives of the Agents and their counsel.

(k) Clear Market. The Company shall not offer to sell, sell, pledge, hypothecate, contract or agree to sell, purchase any option to sell, grant any option for the purchase of, lend, or otherwise dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or warrants or other rights to acquire shares of Common Shares or any other securities of the Company that are substantially similar to the Common Shares (each a “Proposed Transaction”), without giving the Agents by written notice or by news release sent to the Agents at least three business days’ prior written notice to the issuance date specifying the nature and date of such Proposed Transaction; except that if the Company is proposing to issue securities under a “bought deal” or other financing transaction where the Company is not aware of the Proposed Transaction sufficiently in advance to allow for three business days’ prior notice, then the Company shall notify the Agents as soon as possible upon becoming aware of the Proposed Transaction and in any event prior to accepting any offer or entering into any agreement with respect to the Proposed Transaction. Notwithstanding the foregoing, the Company may, without giving any such prior notice, (i) qualify the offering and sale of the Shares through the Agents pursuant to this Agreement, (ii) issue Common Shares upon the exercise of an option or warrant or the conversion of a convertible security outstanding on the date hereof and referred to in the Prospectus, (iii) issue Common Shares, options or other securities convertible into or exchangeable for Common Shares pursuant to existing employee incentive plans of the Company or (iv) issue Common Shares pursuant to any non-employee director stock plan, dividend reinvestment plan, stock purchase plan or other similar incentive plan of the Company. If notice of a proposed transaction is provided by the Company pursuant to this subsection (k), the Agents may suspend activity of the transactions contemplated by this Agreement for such period of time as may be requested by the Company or as may be deemed appropriate by the Agents.

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(l) Affirmation of Representations, Warranties, Covenants and Other Agreements. Upon commencement of the offering of the Shares under this Agreement (and upon the recommencement of the offering of the Shares under this Agreement following any suspension of sales under Section 1(a)(vi)), and at each Time of Sale, each Settlement Date and each Amendment Date, the Company shall be deemed to have affirmed each representation and warranty contained in this Agreement.

(m) Required Filings Relating to Sale of Shares. In each quarterly financial statements, quarterly and annual management discussion and analysis, annual information form and annual financial statements filed by the Company in respect of any quarter or year, as applicable, in which sales of Shares were made by the Agents under this Agreement, the Company shall set forth with regard to the most recent applicable quarter or year, as applicable, the number of Shares and the average selling price of the Shares sold through the Agents under this Agreement, the gross and net proceeds received by the Company and the compensation paid by the Company to the Agents with respect to sales of Shares pursuant to this Agreement. For so long as the Shares are listed on the TSX, the Company will provide the TSX with all information it requires with respect to the offering of the Shares within the timelines prescribed by the TSX.

(n) Representation Dates; Certificate. During the term of this Agreement, each time the Company (i) files the Prospectus relating to the Shares or amends or supplements the Prospectus relating to the Shares by means of an amendment or supplement but not by means of incorporation of document(s) by reference to the Prospectus relating to the Shares; (ii) files or amends annual or interim financial statements pursuant to Canadian Securities Laws; or (iii) at any other time reasonably requested by the Agents (each date of filing of one or more of the documents referred to in clauses (i) through (ii) and any time of request pursuant to (iii)) above shall be a “Representation Date”), the Company shall furnish the Agents with a certificate, in the form included in Section 4(d), upon execution of this Agreement and within three days of each Representation Date.

(o) Legal Opinions. Upon execution of this Agreement and within three Trading Days after any Representation Date, the Company shall cause to be furnished to the Agents, dated the date the opinions are so furnished and addressed to the Agents, in form and substance satisfactory to the Agents, acting reasonably, the written opinion of Fasken Martineau DuMoulin LLP, counsel for the Company, as described in Section 4(e), and other local counsel, as required, such opinion letters to be substantially similar to the form attached hereto as Exhibit B but modified as necessary to relate to the Prospectus as amended and supplemented to the date of such opinion, dated the date the opinion is required to be delivered, in a form and substance satisfactory to the Agents and their counsel, acting reasonably, or, in lieu of such opinions, counsel last furnishing such opinion to the Agents may furnish the Agents with a letter to the effect that the Agents may rely on such last opinion to the same extent as though it was dated the date of such letter authorizing reliance (except that statements in such last opinion shall be deemed to relate to the Prospectus as amended and supplemented to the time of delivery of such letter authorizing reliance). The requirement to furnish the documents set out in this Section 3(o) shall be waived for any Representation Date occurring at a time at which no Agency Transaction Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers an Agency Transaction Notice hereunder (which for such calendar quarter shall be considered a Representation Date), and the next occurring Representation Date. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver, then before the Company delivers the Agency Transaction Notice, or the Agents sell any Shares, the Company shall provide the Agents with each of the documents set out in this Section 3(o).

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(p) Translation Opinions. Upon execution of this Agreement and within three Trading Days after any Representation Date, the Company shall cause to be furnished to the Agents, dated the date the opinions are so furnished and addressed to the Agents, in form and substance satisfactory to the Agents, acting reasonably, an opinion of the Company’s Québec counsel, to the effect that, except for the French language versions of the Financial Statements and the management’s discussion and analysis of the Company contained in the Prospectus Supplement (collectively, the “Translated Financial Information”) each of the Prospectus (including any document incorporated by reference therein) and any amendment thereto, as the case may be, in the French language is in all material respects a complete and proper translation of the English language version thereof, and an opinion of the Company’s auditors, at the same time or times and substantially to the same effect, in respect of the Translated Financial Information.

(q) Comfort Letters. Upon execution of this Agreement and within three Trading Days after each Representation Date, the Company shall cause each of its auditors, as the case may be, to furnish the Agents a letter (the “Comfort Letter”) dated the date the Comfort Letter is delivered, in form and substance satisfactory to the Agents, acting reasonably, addressed to the Agents, relating to the verification of certain of the financial information and statistical and accounting data relating to the Company and its subsidiaries contained in the Prospectus or incorporated by reference therein, which comfort letter shall be based on a review having a cut-off date not more than two business days prior to the date of such letter, (y) stating that such auditors are independent public accountants within the meaning of the Canadian Securities Laws, and that in their opinion the audited financial statements of the Company incorporated by reference in the Prospectus comply as to form in all material respects with the published accounting requirements of the Canadian Securities Laws and with the applicable accounting requirements of the Canadian Securities Laws and the related published rules and regulations adopted by the Canadian Securities Authorities (the first such letter, the “Initial Comfort Letter”) and (z) updating the Initial Comfort Letter with any information which would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Prospectus, as amended and supplemented to the date of such letter. The requirement to furnish the documents set out in this Section 3(q) shall be waived for any Representation Date occurring at a time at which no Agency Transaction Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers an Agency Transaction Notice hereunder (which for such calendar quarter shall be considered a Representation Date), and the next occurring Representation Date. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver, then before the Company delivers the Agency Transaction Notice, or the Agents sell any Shares, the Company shall provide the Agents with each of the documents set out in this Section 3(q).

(r) Market Activities. The Company will not, directly or indirectly, (i) take any action designed to or that would constitute or that would reasonably be expected to cause or result in, under Canadian Securities Laws or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares or (ii) sell, bid for, or purchase the Shares, or pay anyone any compensation for soliciting purchases of the Shares other than the Agents.

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(s) Board Authorization. Prior to delivering notice of the proposed terms of an Agency Transaction pursuant to Section 1 (or at such time as otherwise agreed between the Company and the Agents), the Company shall have (i) obtained from its board of directors or a duly authorized committee thereof all necessary corporate authority for the sale of the Shares pursuant to the relevant Agency Transaction, and (ii) provided to the Agents a copy of the relevant board or committee resolutions or other authority.

(t) Offer to Refuse to Purchase. If to the knowledge of the Company any condition set forth in Section 4 of this Agreement shall not have been satisfied on the applicable Settlement Date, the Company shall offer to any person who has agreed to purchase Shares from the Company as the result of an offer to purchase solicited by the Agents the right to refuse to purchase and pay for such Shares.

(u) Consent to the Agents’ Trading. The Company consents to the extent permitted under Canadian Securities Laws, the rules of the TSX, and under this Agreement, to the Agents trading in the Common Shares of the Company: (i) for the account of their clients at the same time as sales of Shares occur pursuant to this Agreement; and (ii) for the Agents’ own accounts, provided that in the case of the clause (ii), no such purchase or sale shall take place by an Agent while such Agent has received an Agency Transaction Notice that remains in effect, unless the Company has expressly authorized or consented in writing to any such trades by such Agent, and provided further that in the case of clauses (i) and (ii), by providing such consent, the Company will incur no liability on behalf of the Agents or their clients resulting from such trading activity.

(v) Distribution of Offering Materials. The Company has not distributed and will not distribute, during the term of this Agreement, any “marketing materials” (as defined in National Instrument 41-101 – General Prospectus Requirements and Regulation 41‑102 respecting General Prospectus Requirements in Québec) solely connected to the offering and sale of the Shares other than the Prospectus, provided that the Agents, severally and not jointly, covenant with the Company not to take any action that would result in the Company being required to file with the Canadian Qualifying Authorities any “marketing materials” that otherwise would not be required to be filed by the Company, but for the action of the Agents.

(w) Purchases under Normal Course Issuer Bid. The Company will not purchase Common Shares, and not permit any of its affiliates or any person acting on its behalf to purchase Common Shares, under a normal course issuer bid throughout (i) any period during which an Agency Transaction Notice is pending or effective and (ii) the period beginning on the second business day immediately prior to the date on which any Agency Transaction Notice is delivered to the Agent hereunder and ending on the second business day immediately following the final Settlement Date with respect to the Shares sold pursuant to such Agency Transaction Notice.

4. Conditions to the Agents’ Obligations. The obligations of the Agents hereunder are subject to (i) the accuracy of the representations and warranties of the Company on the date hereof, on each Representation Date and as of each Time of Sale and each Settlement Date, (ii) the performance of the Company of its obligations hereunder, and (iii) the following additional conditions:

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(a) Prospectus Supplement. The Prospectus Supplement shall have been filed with the Canadian Qualifying Authorities under the Canadian Shelf Procedures and in accordance with this Agreement and all requests for additional information on the part of the Canadian Qualifying Authorities shall have been complied with to the reasonable satisfaction of the Agents and Agents’ counsel.

(b) No Material Adverse Changes. Since the date of the most recent financial statements of the Company included or incorporated by reference in the Prospectus, except as described in the Prospectus, there shall not have been any material adverse change in the capital, assets, condition, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Company and its subsidiaries, taken as a whole.

(c) No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from the Canadian Qualifying Authorities or any other foreign or other governmental, administrative or self-regulatory authority during the period during which the delivery of a prospectus relating to the Shares is required to be delivered by the Agents under the Canadian Securities Laws (disregarding, for such purpose, Section 9.2(1) of NI 44-102), the response to which would require any amendments or supplements to the Prospectus; (ii) the issuance by the Canadian Qualifying Authorities or any other foreign or other governmental authority of any stop order suspending sales pursuant to the Prospectus or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Prospectus or any document incorporated or deemed to be incorporated therein by reference so that it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company having reasonably determined that an amendment to the Prospectus would be appropriate.

(d) Officers’ Certificates. The Agents shall have received, upon execution of this Agreement and on each Representation Date, one or more accurate certificates, dated such date and signed by an executive officer of the Company, in form and substance satisfactory to the Agents, to the effect set forth in clauses (b) and (c) above and to the effect that:

(i) each signatory of such certificate has carefully examined the Prospectus (including any documents filed under Canadian Securities Laws and deemed to be incorporated by reference into the Prospectus);

(ii) as of such date and as of each Time of Sale subsequent to the immediately preceding Representation Date, if any, that the Prospectus does not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, misleading;

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(iii) each of the representations and warranties of the Company contained in this Agreement are, as of such date and each Time of Sale subsequent to the immediately preceding Representation Date, if any, true and correct; and

(iv) each of the covenants and agreements required herein to be performed by the Company on or prior to such date has been duly, timely and fully performed and each condition herein required to be complied with by the Company on or prior to such date has been duly, timely and fully complied with.

(e) Legal Opinions. The Agents shall have received the opinions of counsel to be delivered pursuant to Section 3(o) on or before the date on which such delivery of such opinions are required pursuant to Section 3(o).

(f) Translation Opinions. The Agents shall have received the translation opinions to be delivered pursuant to Section 3(p) on or before the date on which such delivery of such opinions are required pursuant to Section 3(p).

(g) Comfort Letter. The Agents shall have received the Comfort Letter(s) required to be delivered pursuant to Section 3(q) on or before the date on which such delivery of such letter(s) is required pursuant to Section 3(q).

(h) Due Diligence. The Company shall have complied with all of its due diligence obligations required pursuant to Section 3(j).

(i) Stock Exchange Listing. The Shares shall have been duly authorized for listing on the TSX, subject only to notice of issuance at or prior to the applicable Settlement Date.

(j) Filings Made. All filings required by the Canadian Qualifying Authorities to have been filed prior to the issuance of any Agency Transaction Notice hereunder shall have been made within the applicable time period prescribed for such filings by Canadian Securities Laws.

(k) Additional Certificates. The Company shall have furnished to the Agents such certificate or certificates, in addition to those specifically mentioned herein, as the Agents may have reasonably requested as to the accuracy and completeness at each Representation Date of any statement in the Prospectus or any documents filed under Canadian Securities Laws and deemed to be incorporated by reference into the Prospectus, as to the accuracy at such Representation Date of the representations and warranties of the Company herein, as to the performance by the Company of its obligations hereunder, or as to the fulfillment of the conditions concurrent and precedent to the obligations hereunder of the Agents.

(l) Press Release. Concurrently with the execution of this Agreement, the Company shall have issued and disseminated, and filed with the Canadian Qualifying Authorities, a news release (i) announcing that the Company has entered into this Agreement, (ii) indicating that the Prospectus Supplement has been or will be filed, (iii) specifying where and how a purchaser of Shares may obtain a copy of this Agreement and the Prospectus Supplement and (iv) if applicable, that the completion of the distribution of Shares would constitute a material fact or material change. Promptly after the execution of this Agreement, and in any event before any sales of Shares are made hereunder, the Company shall file this Agreement with the Canadian Qualifying Authorities in accordance with applicable Canadian Securities Laws.

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5. Indemnification.

(a) Indemnification of the Agents. The Company shall indemnify and hold harmless each of the Agents, the directors, officers, employees, counsel and agents of each of the Agents and each person, if any, who controls any Agent within the meaning of National Instrument 62-104 –Take-Over Bids and Issuer Bids and Regulation 62‑104 respecting Take-Over Bids and Issuer Bids in Québec (collectively, “NI 62‑104”)from and against any and all losses, claims, liabilities, expenses and damages (including, without limitation, any and all investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding between any of the indemnified parties and any indemnifying parties or between any indemnified party and any third party, or otherwise, or any claim asserted), to which they, or any of them, may become subject under Canadian Securities Laws or other statutory law or regulation, at common law or otherwise, insofar as such losses, claims, liabilities, expenses or damages arise out of or are based on (i) any untrue statement or alleged untrue statement of a material fact contained in the Prospectus (or any amendment or supplement thereto) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (ii) any untrue statement or alleged untrue statement of a material fact contained in any materials or information provided to investors by, or with the approval of, the Company in connection with the marketing of the offering of the Shares, including any roadshow or investor presentations made to investors by the Company (whether in person or electronically) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company shall not be liable to the extent that such loss, claim, liability, expense or damage arises from the sale of the Shares in the public offering to any person by the Agents and is based on an untrue statement or omission or alleged untrue statement or omission made in reliance on and in conformity with information relating to the Agents furnished in writing to the Company by the Agents expressly for inclusion in the Prospectus and, provided further, that none of the foregoing indemnities shall apply if and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made shall determine that the losses, liability, claims, damages or expenses resulted from the gross negligence, fraud or willful misconduct of an indemnified party claiming indemnity, in which case this indemnity shall cease to apply to such indemnified party in respect of such claim. For greater certainty, the Company and the Agents agree that they do not intend that any failure by the Agents to conduct such reasonable investigation as necessary to provide the Agents with reasonable grounds for believing the Prospectus contained no misrepresentation shall constitute “gross negligence”, “fraud” or “willful misconduct” for the purposes of this Section 5 or otherwise disentitle the Agents from indemnification hereunder. This indemnity will be in addition to any liability that the Company might otherwise have.

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(b) Indemnification of the Company. Each Agent shall, severally and not jointly, indemnify and hold harmless the Company, its agents, each person, if any, who controls the Company within the meaning of NI 62-104, each director of the Company and each officer of the Company who signs the Prospectus Supplement to the same extent as the foregoing indemnity from the Company to the Agents, but only insofar as losses, claims, liabilities, expenses or damages arise out of or are based on any untrue statement or omission or alleged untrue statement or omission made in reliance on and in conformity with information relating to an Agent furnished in writing to the Company by an Agent expressly for inclusion in the Prospectus. The Company acknowledges that the names of the Agents set forth on the front and back covers and on the certificate of the Agents in the Prospectus Supplement constitutes the only information furnished in writing by or on behalf of the Agents for inclusion in the Prospectus.

(c) Indemnification Procedures. Any party that proposes to assert the right to be indemnified under this Section 5 shall, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 5, notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party shall not relieve the indemnifying party from any liability that it may have to any indemnified party under the foregoing provisions of this Section 5 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the indemnifying party or results in any increase in the liability under this indemnity that the indemnifying party would not otherwise have incurred had the indemnified party given the required notice. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (i) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (ii) the indemnified party has reasonably concluded (based on advice of legal counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (iii) a conflict or potential conflict exists (based on advice of legal counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party shall not have the right to direct the defense of such action on behalf of the indemnified party) or (iv) the indemnifying party has not in fact employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel shall be at the expense of the indemnifying party or parties. Notwithstanding the foregoing sentence, it is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction at any one time for all such indemnified parties in the event that the indemnifying party is responsible for such firm’s fees, disbursements and other charges pursuant to the foregoing sentence. All such fees, disbursements and other charges shall be reimbursed by the indemnifying party promptly as they are incurred. An indemnifying party shall not be liable for any settlement of any action or claim effected without its written consent (which consent will not be unreasonably withheld or delayed). No indemnifying party shall, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 5 (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising or that may arise out of such claim, action or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party. Notwithstanding the foregoing, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by this Section 5(c), the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

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(d) Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of this Section 5 is applicable in accordance with its terms but for any reason is held to be unavailable from the Company or the Agents, the Company and the Agents shall contribute to the total losses, claims, liabilities, expenses and damages (including, without limitation, any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted) to which the Company and the Agents may be subject in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and the Agents on the other hand. The relative benefits received by the Company on the one hand and the Agents on the other hand shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company to the sum of (i) the total compensation actually received by the Agents pursuant to Section 1(a)(ix) (in the case of one or more Agency Transactions hereunder) and (ii) the commissions actually received by the Agents as set forth on the cover page of the Prospectus. If, but only if, the allocation provided by the foregoing sentence is not permitted by applicable law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Company, on the one hand, and the Agents, on the other hand, with respect to the statements or omissions which resulted in such loss, claim, liability, expense or damage or action in respect thereof, as well as any other relevant equitable considerations with respect to such offering. Such relative fault shall be determined by reference to whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Agents, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense or damage, or action in respect thereof, referred to above in this subsection (d) shall be deemed to include, for purpose of this subsection (d), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), the Agents shall not be required to contribute any amount in excess of the sum of (i) the total compensation actually received by the Agents pursuant to Section 1(a)(ix) (in the case of one or more Agency Transactions hereunder) and (ii) the commissions actually received by the Agents as set forth in the table on the cover page of the Prospectus, and no person found guilty of fraudulent misrepresentation shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this subsection (d), any person who controls a party to this Agreement within the meaning of NI 62-104 will have the same rights to contribution as that party, and each officer of the Company who signed the Prospectus Supplement will have the same rights to contribution as the Company, subject in each case to the provisions hereof. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this subsection (d), will notify any such party from whom contribution may be sought, but the omission so to notify will not relieve the party from whom contribution may be sought from any other obligation it may have under this subsection (d) unless, and only to the extent that, such omission results in any increase in the liability to contribute pursuant to this subsection (d) that the party would not otherwise have had the other contributing party given notice. No party will be liable for contribution with respect to any action or claim settled without its written consent (which consent will not be unreasonably withheld).

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(e) Beneficiaries. The obligations of the Company under this Section 5 shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to any affiliate of an Agent and each person, if any, who controls an Agent or any such affiliate within the meaning of NI 62-104; and the obligations of the Agents under this Section 5 shall be in addition to any liability which it may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company and to each person, if any, who controls the Company within the meaning of NI 62-104.

6. Termination.

(a) The Company may terminate this Agreement in its sole discretion at any time upon giving prior written notice to the Agents. Any such termination shall be without liability of any party to the other party, except that (i) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agents, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Sections 2 (Representations and Warranties of the Company), 3 (Agreements of the Company) (except that if no Shares have been previously sold hereunder, only Section 3(g) (Reimbursement of Certain Expenses)), 5 (Indemnification), 7(d) (Survival of Representations and Warranties) and 7(f) (Governing Law) of this Agreement shall remain in full force and effect notwithstanding such termination.

(b) Any Agent may terminate its obligations under this Agreement solely with respect to such Agent in its sole discretion at any time upon giving prior written notice to the Company. Any such termination shall be without liability of any party to another party, except that (i) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agents, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Sections 2 (Representations and Warranties of the Company), 3 (Agreements of the Company) (except that if no Shares have been previously sold hereunder, only Section 3(g) (Reimbursement of Certain Expenses)), 5 (Indemnification), 7(d) (Survival of Representations and Warranties) and 7(f) (Governing Law) of this Agreement shall remain in full force and effect notwithstanding such termination.

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(c) This Agreement shall remain in full force and effect until the earliest to occur of (A) termination of this Agreement pursuant to subsection (a) or (b) above or otherwise by mutual written agreement of the parties, (B) such date that the aggregate gross sales proceeds of the Shares sold pursuant to this Agreement equals the Maximum Amount and (C) October 30, 2022, in each case except that (i) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agents, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Sections 2 (Representations and Warranties of the Company), 3 (Agreements of the Company) (except that if no Shares have been previously sold hereunder, only Section 3(g) (Reimbursement of Certain Expenses)), 5 (Indemnification), 7(d) (Survival of Representations and Warranties) and 7(f) (Governing Law) of this Agreement shall remain in full force and effect notwithstanding such termination.

(d) Any termination of this Agreement shall be effective on the date specified in the notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agents or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Shares, such sale shall settle in accordance with the provisions of Section 1.

7. Miscellaneous.

(a) Notices. Notice given pursuant to any of the provisions of this Agreement shall be in writing and, unless otherwise specified, shall be mailed, hand delivered, emailed or telecopied:

(i) if to the Agents, at the offices of:

Cormark Securities Inc.
Royal Bank Plaza, North

Tower 200 Bay Street,

Suite 1800 P.O. Box 63

Toronto, ON M5J 2J2

Attention: Kevin Carter

Email: [email address redacted for confidentiality reasons]

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Canaccord Genuity Corp.
161 Bay Street, Suite 3000

Toronto, ON M5J 2S1

Attn: Gunnar Eggertson

Email: [email address redacted for confidentiality reasons]

Haywood Securities Inc.
Bay Wellington Tower, Brookfield Place

181 Bay Street, Suite 2910

Toronto, ON M5J 2T3

Attn: Ryan Matthiesen

Email: [email address redacted for confidentiality reasons]

iA Private Wealth Inc.
700-26 Wellington St. E.

Toronto, ON M5E 1S2

Attn: David Beatty

Email: [email address redacted for confidentiality reasons]

Raymond James Ltd.
40 King Street West, 54th Floor

Toronto, ON M5H 3Y2

Attn: Gavin McOuat

Email: [email address redacted for confidentiality reasons]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
595 Burrard Street, Suite 2600
Vancouver, BC V7X 1L3

Attention: Bob Wooder and Kathleen Keilty

Email: bob.wooder@blakes.com

Email: kathleen.keilty@blakes.com

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(ii) or if sent to the Company, at the office of the Company:

Nomad Royalty Company Ltd.

1275 Av. Des Canadiens-de-Montréal

Suite 500 Montreal, QC H3B 0G4

Attn: Chief Executive Officer

Email: [email address redacted for confidentiality reasons]

with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP

Suite 3500, 800 Victoria Square,

P.O. Box 242, Montreal, QC H4Z 1E9

Attn: Sébastien Bellefleur
Email: sbellefleur@fasken.com

Any such notice shall be effective only upon receipt during regular business hour in the jurisdiction of the recipient. Any notice under Section 5 may be made by email, telecopy or telephone, but if so made shall be subsequently confirmed in writing (which may include, in the case of the Agents, electronic mail to any two Authorized Company Representatives).

(b) Consent to Jurisdiction. The Company irrevocably (i) agrees that any legal suit, action or proceeding against the Company brought by an Agent or by any person who controls an Agent arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in the courts of the province of Ontario, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law. The provisions of this Section 7(b) shall survive any termination of this Agreement, in whole or in part.

(c) No Third Party Beneficiaries. The Company acknowledges and agrees that the Agents are acting solely in the capacity of arm’s length contractual counterparties to the Company with respect to the offering of Shares contemplated hereby (including in connection with determining the terms of the offering) and not as financial advisors or fiduciaries to, or agents of, the Company or any other person. Additionally, the Agents are not advising the Company or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Company shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and the Agents shall have no responsibility or liability to the Company with respect thereto. Any review by the Agents of the Company, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Agents and shall not be on behalf of the Company.

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(d) Survival of Representations and Warranties. All representations, warranties and agreements of the Company contained herein or in certificates or other instruments delivered pursuant hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Agents or any of their controlling persons and shall survive delivery of and payment for the Shares hereunder.

(e) Disclaimer of Fiduciary Relationship. The Company acknowledges and agrees that (i) the purchase and sale of the Shares pursuant to this Agreement, including the determination of the terms of the offering and any related commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the Agents, on the other hand, (ii) in connection with the offering contemplated by this Agreement and the process leading to such transaction, the Agents owe no fiduciary duties to the Company or its securityholders, creditors, employees or any other party, (iii) the Agents have not assumed nor will they assume any advisory or fiduciary responsibility in favor of the Company with respect to the offering of the Shares contemplated by this Agreement or the process leading thereto (irrespective of whether the Agents or their affiliates have advised or are currently advising the Company on other matters) and the Agents have no obligation to the Company with respect to the offering of the Shares contemplated by this Agreement except the obligations expressly set forth in this Agreement, (iv) the Agents and their affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company and (v) the Agents have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated by this Agreement and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

(f) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the parties hereby irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Ontario and the courts of appeal therefrom.

(g) Judgment Currency. The Company agrees to indemnify each Agent, their directors, officers, affiliates and each person, if any, who controls an Agent within the meaning of NI 62-104, against any loss incurred by the Agents as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “judgment currency”) other than Canadian dollars and as a result of any variation as between (i) the rate of exchange at which the Canadian dollar amount is converted into the judgment currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such indemnified person is able to purchase Canadian dollars with the amount of the judgment currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

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(h) TMX Group. The Company hereby acknowledges that certain of the Agents, or affiliates thereof, own or control an equity interest in TMX Group Limited (“TMX Group”) and may have a nominee director serving on the TMX Group’s board of directors. As such, such investment dealers may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the TSX, the TSX Venture Exchange and the Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

(i) Counterparts. This Agreement may be signed in two or more counterparts with the same effect as if the signatures thereto and hereto were upon the same instrument.

(j) Survival of Provisions Upon Invalidity of Any single Provision. In case any provision in this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

(k) Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience and reference only and are not to be considered in construing this Agreement.

(l) Entire Agreement. Other than the terms set forth in each Agency Transaction Notice delivered hereunder, this Agreement embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof. This Agreement may not be amended or otherwise modified or any provision hereof waived except by an instrument in writing signed by the Agents and the Company.

[Signature page follows]

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Please confirm that the foregoing correctly sets forth the agreement between the Company and the Agents.

Very truly yours,

NOMAD ROYALTY COMPANY LTD.

		By:	(signed) Vincent Metcalfe
		Name:	Vincent Metcalfe
		Title:	Chief Executive Officer

		By:	(signed) Elif Lévesque
		Name:	Elif Lévesque
		Title:	Chief Financial Officer

Confirmed as of the date first above mentioned:

CORMARK SECURITIES INC.

By:	(signed) Kevin Carter
Name:	Kevin Carter
Title:	Managing Director, Investment Banking

CANACCORD GENUITY CORP.

By:	(signed) Tom Jakubowski
Name:	Tom Jakubowski
Title:	Managing Director, Global Head of Metals & Mining, Investment Banking

Nomad Royalty Company Ltd – Equity Distribution Agreement

33

HAYWOOD SECURITIES INC.

By:	(signed) Ryan Matthiesen
Name:	Ryan Matthiesen
Title:	Managing Director, Investment Banking

iA Private Wealth Inc.

By:	(signed) David Beatty
Name:	David Beatty
Title:	Managing Director, Investment Banking

RAYMOND JAMES LTD.

By:	(signed) Gavin McOuat
Name:	Gavin McOuat
Title:	Senior Managing Director, Head of Mining Investment Banking

Nomad Royalty Company Ltd – Equity Distribution Agreement

34

SCHEDULE 1

AUTHORIZED COMPANY REPRESENTATIVES*

[Information redacted for confidential reasons]

* Notices to be provided to at least two of the above Company Representatives.

AUTHORIZED AGENT REPRESENTATIVES

The Authorized Agent Representatives of Cormark Securities Inc. are as follows

[Information redacted for confidential reasons]

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EXHIBIT A

[Company Letterhead]

[_______], 20[__]

Cormark Securities Inc.]

Royal Bank Plaza, North

Tower 200 Bay Street,

Suite 1800 P.O. Box 63

Toronto, ON M5J 2J2

VIA EMAIL

TRANSACTION NOTICE

Ladies and Gentlemen:

The purpose of this Transaction Notice is to propose certain terms of the Agency Transaction entered into with the Agents under, and pursuant to, that certain Equity Distribution Agreement between the Company and the Agents, dated June 22, 2021 (the “Agreement”). Please indicate your acceptance of the proposed terms below. Upon acceptance, the particular Agency Transaction to which this Transaction Notice relates shall supplement, form a part of, and be subject to, the Agreement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

The terms of the particular Agency Transaction to which this Transaction Notice relates are as follows:

Trading Day(s) on which Shares may be Sold:	[_______], 20[__], [_______], 20[__] . . . [_______], 20[__]

Maximum [Number]/[Value] of Shares to be Sold in the Aggregate:	[_______]

Maximum [Number]/[Value] of Shares to be Sold on each Trading Day:	[_______]

Stock exchange:	[_______]

Floor Price:	C$[_______]

Percentage of Commission:	2.5%

[Remainder of Page Intentionally Blank]

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Very truly yours,

NOMAD ROYALTY COMPANY LTD.

By:
Name:
Title:

By:
Name:
Title:

Accepted and agreed as of the date first above written:

CORMARK SECURITIES INC.

By:
Name:
Title:

37

EXHIBIT B

Form of Opinion of

Legal Counsel to the Company

1. The Company has been duly incorporated, amalgamated or formed, as the case may be, is validly subsisting under the laws of its jurisdiction of incorporation, and has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets.

2. The authorized share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preference shares of which [●] Common Shares and nil preference shares were issued and outstanding as of [●].

3. The attributes of the Common Shares conform in all material respects with the description thereof in the Prospectus.

4. The form of the definitive certificate representing the Common Shares has been duly approved and adopted by the Company and complies with the terms and conditions of the constating documents of the Company, the Canada Business Corporations Act and the requirements of the TSX.

5. Computershare Investor Services Inc. has been appointed as the transfer agent and registrar for the Common Shares.

6. The Shares have been duly authorized and validly allotted and reserved for issuance, and when issued in accordance with the terms of the Equity Distribution Agreement at the Settlement Date, upon receipt by the Company of the consideration therefor, will be issued as fully paid and non-assessable Common Shares. The Shares are not subject to any pre-emptive or similar right under (i) the Canada Business Corporations Act, or (ii) the constating documents of the Company.

7. The Common Shares are listed and posted for trading on the TSX and the Shares have been conditionally approved for listing on the TSX subject only to satisfaction by the Company of customary post-closing conditions imposed by the TSX in similar circumstances.

8. The Company is a “reporting issuer”, or its equivalent, in each of the Canadian Qualifying Jurisdictions and it is not listed as in default of any requirement of the securities laws in any of the Canadian Qualifying Jurisdictions in those jurisdictions where such lists are maintained.

9. The Company has the necessary corporate power and capacity to certify and file the Prospectus Supplement and all necessary corporate action has been taken by the Company to authorize the certification by it of the Prospectus Supplement and the filing thereof, as the case may be, in each of the provinces of Canada and in accordance with applicable Canadian Securities Laws.

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10. The Company has the corporate power to enter into and deliver the Equity Distribution Agreement and to perform its obligations thereunder and to carry out the transactions contemplated thereby, and the Equity Distribution Agreement has been duly authorized, executed and delivered by the Company and is a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to customary qualifications for enforceability opinions.

11. All necessary corporate action has been taken by the Company to authorize the execution and delivery by it of the Equity Distribution Agreement and the performance of its obligations thereunder and to authorize the issuance, sale and delivery of the Shares.

12. The Equity Distribution Agreement constitutes a legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms.

13. The execution and delivery of the Equity Distribution Agreement and the performance of and compliance with the terms of the Equity Distribution Agreement by the Company does not and will not result in a breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under: (i) applicable statute, rule or regulation of the Province of Québec or the federal laws of Canada applicable therein; (ii) any term, condition or provision of the articles, by-laws, constating documents or resolutions of the directors (or any committee thereof) or shareholders of Nomad or (iii) the Investor Rights Agreement (as such term is defined in the Final Base Shelf Prospectus).

14. Except such as have been made or obtained under applicable Canadian Securities Laws, the rules and policies of the TSX, no consent, approval, authorization or order of or filing, registration or qualification with any court, governmental agency or body or regulatory authority in Canada is required, for the execution, delivery and performance by the Company of this Equity Distribution Agreement or the consummation by the Company of the transactions contemplated therein.

15. All necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the laws of each of the Canadian Qualifying Jurisdictions in order to qualify the distribution of the Shares to the public in each of such Canadian Qualifying Jurisdictions by or through investment dealers and brokers duly registered under Canadian Securities Laws of such Canadian Qualifying Jurisdictions who have complied with the relevant provisions of such laws.

16. The statements in the Prospectus Supplement under the captions “Certain Canadian Federal Income Tax Consideration” and “Eligibility for Investment” in so far as they purport to describe the provisions of the laws referred to therein, subject to specific assumptions, limitations and qualifications stated or referred to therein and applicable thereto, are fair and accurate summaries of the matters discussed therein.

In giving the opinions described above, such counsel may (A) state that the opinions above are limited to the laws of the Provinces of British Columbia, Ontario, Québec and Alberta and the federal laws of Canada therein, except to the extent such opinions are made in reliance on the opinion of local counsel in other jurisdictions and (B) as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Company and public officials.

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